UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

CENTURY ALUMINUM COMPANY

Name of Issuer

COMMON STOCK, $0.01 Par Value

(Title of Class of Securities)

156431 10 8

(CUSIP Number)

Brendan Dowling

Estera Trust (Jersey) Limited
13-14 Esplanade

St Helier, Jersey JE1 1EE

+44 1534 844802

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 14, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156431 10 8	SCHEDULE 13D	Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Givolon Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒(1)
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

Jersey
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power:

None
	8.	Shared Voting Power:

None (See Item 5)
	9.	Sole Dispositive Power:

None
	10.	Shared Dispositive Power:

27,500,000 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

27,500,000 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

Not applicable.
13.	Percent of Class Represented by Amount in Row (11):

31.5% (See Item 5)
14.	Type of Reporting Person (See Instructions)

CO

(1)	Notwithstanding the relationships described in Item 6 of this Schedule 13D, the Reporting Persons expressly disclaim being members of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with Glencore AG or any other person which is not a Reporting Person.

CUSIP No. 156431 10 8	SCHEDULE 13D	Page 3 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Ryfold Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒(1)
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

Jersey
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power:

None
	8.	Shared Voting Power:

None (See Item 5)
	9.	Sole Dispositive Power:

None
	10.	Shared Dispositive Power:

27,500,000 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

27,500,000 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

Not applicable.
13.	Percent of Class Represented by Amount in Row (11):

31.5% (See Item 5)
14.	Type of Reporting Person (See Instructions)

CO, HC

(1)	Notwithstanding the relationships described in Item 6 of this Schedule 13D, the Reporting Persons expressly disclaim being members of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with Glencore AG or any other person which is not a Reporting Person.

CUSIP No. 156431 10 8	SCHEDULE 13D	Page 4 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Estera Trust (Jersey) Limited in its capacity as trustee of The Ryfold Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒(1)
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

Jersey
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power:

None
	8.	Shared Voting Power:

None (See Item 5)
	9.	Sole Dispositive Power:

None
	10.	Shared Dispositive Power:

27,500,000 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

27,500,000 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

Not applicable.
13.	Percent of Class Represented by Amount in Row (11):

31.5% (See Item 5)
14.	Type of Reporting Person (See Instructions)

OO, HC

(1)	Notwithstanding the relationships described in Item 6 of this Schedule 13D, the Reporting Persons expressly disclaim being members of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with Glencore AG or any other person which is not a Reporting Person.

CUSIP No. 156431 10 8	SCHEDULE 13D	Page 5 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Estera Trust (Jersey) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒(1)
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

Jersey
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power:

None
	8.	Shared Voting Power:

None (See Item 5)
	9.	Sole Dispositive Power:

None
	10.	Shared Dispositive Power:

27,500,000 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

27,500,000 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

Not applicable.
13.	Percent of Class Represented by Amount in Row (11):

31.5% (See Item 5)
14.	Type of Reporting Person (See Instructions)

OO, HC

(1)	Notwithstanding the relationships described in Item 6 of this Schedule 13D, the Reporting Persons expressly disclaim being members of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with Glencore AG or any other person which is not a Reporting Person.

CUSIP No. 156431 10 8	SCHEDULE 13D	Page 6 of 11

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Century Aluminum Company, a Delaware corporation (the “Company”).

The Company’s principal executive office is located at One South Wacker Drive, Suite 1000, Chicago, Illinois 60606.

Item 2.	Identity and Background

(a) — (c) and (f) This Statement is being filed by Estera Trust (Jersey) Limited (“Estera”), in its capacity as trustee of The Ryfold Trust (“The Trust”), Estera, Ryfold Limited (“Ryfold”) and Givolon Limited (“Givolon” and together with Estera, The Trust, and Ryfold, the “Reporting Persons”). The Trust is a charitable trust governed under the laws of Jersey. Each of Estera, Ryfold and Givolon is a company organized under the laws of Jersey. The business address for each of the Reporting Persons is c/o Estera Trust (Jersey) Limited, 13-14 Esplanade, St Helier, Jersey JE1 IEE. The Trust is the parent of Ryfold which, together with its subsidiary Givolon, were formed for the purpose of carrying out the transactions described in this Statement, including the proposed financing described in Item 4. Estera does not have and disclaims any pecuniary interest in the Common Stock, the Total Return Swap and the Call Options reported herein. The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of each Reporting Person, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule 1 hereto, which Schedule 1 is incorporated herein by reference.

(d) — (e) None of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule 1 hereto has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule 1 hereto has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a Framework Agreement dated September 14, 2017 (the “Effective Date”), by and between Glencore AG and Givolon (the “Framework Agreement”), among other things, on and as of the Effective Date, (i) Glencore AG transferred 27,500,000 shares of Common Stock, representing approximately 31.5% of the issued and outstanding shares of Common Stock (the “Specified Shares”) to Givolon (a wholly-owned subsidiary of Glencore AG at such time) for aggregate purchase price of $495,845,625 (the “SPA Purchase Price”), and (ii) Glencore AG and Givolon entered into the stock-settled Century TRS (as further described and defined in Item 6 below) and Glencore AG acquired from Givolon the American-style Century Call Option (as further described and defined in Item 6 below) which give Glencore AG the right to acquire from Givolon a number of shares of Common Stock equivalent to the Specified Shares, for aggregate consideration (the “Settlement Price”) equal to, in either case, the SPA Purchase Price, which (x) in the case of the Century TRS, is the final settlement amount payable by Glencore AG to Givolon, and (y) in the case of the Century Call Option, is the combined amount of the premium (which is equal to 85% of the SPA Purchase Price) and the exercise price (which is equal to 15% of the SPA Purchase Price) payable by Glencore AG to Givolon. Eighty-five percent of the SPA Purchase Price and the Century Call Option premium were paid on the Effective Date by set-off of against each other, and the remaining 15% of the SPA Purchase Price will be paid by set-off against the Century Call Option exercise price or 15% of the final settlement amount payable under the Century TRS, as applicable. Subsequently, on the Effective Date, Ryfold entered into a Joinder Agreement in favor of Glencore AG and Givolon by which Ryfold became a party to the Framework Agreement (the “Joinder Agreement”) and pursuant to which (A) Glencore AG transferred 100% of Givolon’s equity interests (the “Givolon Shares”) to Ryfold for aggregate consideration of $100, and (B) Glencore AG acquired from Ryfold the American-style Givolon Call Option (as further described and defined in Item 6 below) which gives Glencore AG the right to acquire the Givolon Shares from Ryfold. The transactions provided for under the Framework Agreement and the other agreements that form a part thereof (together with the Framework Agreement, the “Transaction Agreements”) are collectively referred to as the “Givolon Transactions.” The Givolon Transactions have been entered into in connection with a proposed financing, as more fully described in Item 4.

The Transaction Agreements are summarized below in Item 6 which summaries are hereby incorporated by reference into this Item 3.

CUSIP No. 156431 10 8	SCHEDULE 13D	Page 7 of 11

Item 4.	Purpose of the Transaction

The Framework Agreement and the Givolon Transactions, including Glencore AG’s transfer of the Specified Shares to Givolon and transfer of the Givolon Shares to Ryfold, were entered into in connection with and in order to facilitate a proposed financing pursuant to which Givolon would enter into (x) a financing facility with certain lenders to be secured by a pledge of the Specified Shares and (y) a financing facility to lend to Glencore AG the proceeds of such lender financing on a back-to-back basis (the “Proposed Financing”). Pursuant to the Transaction Agreements, Givolon has irrevocably transferred and granted to Glencore AG the sole and exclusive right to vote and direct the voting of the Specified Shares. Glencore AG and Givolon are in the process of negotiating the Proposed Financing with a potential lender. The Framework Agreement and the other Transaction Agreements are summarized below in Item 6 which summaries are hereby incorporated by reference into this Item 4.

Except as set forth in this Statement, the Reporting Persons currently have no plans or proposals relating to, transactions, discussions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           Each of the Reporting Persons beneficially owns, directly or indirectly, 27,500,000 shares of Common Stock (referred to in this Statement as the “Specified Shares”), or 31.5% of the outstanding Common Stock. The Specified Shares are held directly by Givolon Limited. The aggregate number and percentage of shares of Common Stock beneficially owned by each person (other than the Reporting Persons) listed in Schedule 1 hereto is set forth opposite his or her name on Schedule 1 hereto.  The beneficial ownership percentages reported herein are based upon (x) 87,317,237 shares of Common Stock outstanding as of July 28, 2017, based on the Company’s quarterly report on Form 10-Q filed with the SEC on August 9, 2017.

(b)           The Reporting Persons have shared dispositive power and no voting power with respect to the Specified Shares, having irrevocably transferred and granted to Glencore AG the sole and exclusive right to vote and direct the voting of such shares as further described in Item 6. To the best knowledge of the Reporting Persons, each person (other than the Reporting Persons) named in Item 2 of the Statement has the sole power to vote or to direct the voting of and dispose or to direct the disposition of the number of shares of Common Stock set forth opposite his or her name on Schedule 1 hereto.

(c)           None of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons listed on Schedule 1 hereto, has engaged in any transaction during the past 60 days in any Common Stock, except for:

(i)            the purchase of the Specified Shares from Glencore AG by Givolon (which was a wholly-owned subsidiary of Glencore AG at such time) on the Effective Date for a per share price of $18.03075;

(ii)            Givolon’s grant to Glencore AG on the Effective Date of the right to acquire from Givolon (which was a wholly-owned subsidiary of Glencore AG at such time) a number of shares of Common Stock equivalent to the Specified Shares, pursuant to the Century TRS and the Century Call Option for a per share price of $18.03075 calculated based on the aggregate consideration equal to the Settlement Price in each case, which (x) in the case of the Century Call Option consists of the premium as well as the exercise price and (y) in the case of the Century TRS is the final settlement amount);

(iii)           Ryfold’s, Estera’s and The Trust’s indirect acquisition of the Specified Shares as part of the acquisition of the Givolon Shares from Glencore AG by Ryfold on the Effective Date for aggregate consideration of $100; and

(iv)           Ryfold’s grant to Glencore AG on the Effective Date of the right to indirectly acquire a number of shares of Common Stock equivalent to the Specified Shares in the event of Glencore AG’s acquisition of the Givolon Shares pursuant to the Givolon Call Option.

(d)           Givolon has the right to receive dividends on, and proceeds from the sale of, the Specified Shares; however, pursuant to the Century TRS, Givolon will be contractually required to pay to Glencore AG amounts equivalent to dividends and distributions paid by the Company on an equivalent number of shares of Common Stock and, in the event of an enforcement on the Specified Shares pledged as collateral to secure the Proposed Financing, any excess sale proceeds not applied to discharge the obligations under the Proposed Financing and paid over to Givolon by the lenders.

(e)           Not applicable.

CUSIP No. 156431 10 8	SCHEDULE 13D	Page 8 of 11

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Givolon Transactions: The Framework Agreement dated the Effective Date among Glencore AG, Givolon and Ryfold, together with the other Transaction Agreements which form a part thereof and which are summarized below, provide for a series of transactions to facilitate the Proposed Financing, in which Givolon would pledge the Specified Shares as collateral to secure a credit facility (the “Givolon Credit Facility”) from one or more lenders (the “Givolon Lenders”), the proceeds of which Givolon would use to make loans to Glencore AG (the “Givolon Stock Pledge”). Glencore AG and Givolon are in the process of negotiating the Proposed Financing with a potential lender. The Framework Agreement contemplates that Glencore AG and its affiliates may from time to time transfer additional assets to Givolon, Ryfold and other subsidiaries of Ryfold, to be pledged to secure the Givolon Credit Facility or other credit facilities, and the proceeds of which would be used by Givolon, Ryfold or such other subsidiaries of Ryfold to provide one or more credit facilities to Glencore AG or Glencore AG’s affiliates. Collectively, the transactions contemplated under the Framework Agreement are intended to be treated as a loan of the Specified Shares under Section 1058 of the Internal Revenue Code of 1986, as amended.

Initial SPA: On the Effective Date, Glencore AG and Givolon (a wholly-owned subsidiary of Glencore AG at such time) entered into a stock purchase agreement (the “Initial SPA”) pursuant to which, on the Effective Date, Glencore AG sold to Givolon and Givolon purchased from Glencore AG the Specified Shares. The purchase price for the Specified Shares was $495,845,625 (the “SPA Purchase Price”), or $18.03075 per share (the “Per Share Price”), of which $421,468,575 was paid on the Effective Date by set-off against the Century Call Option Premium (as defined below). The remaining portion of the SPA Purchase Price is payable on or prior to December 31, 2022, and will be finally settled by set-off against an equivalent amount of the settlement payment under the Century TRS or the exercise price under Century Call Option, as applicable. Interest will accrue and be payable semi-annually in arrears on portions of the SPA Purchase Price remaining unpaid from time to time, at the rate of 5% per annum, and will be finally settled by set-off against the implied interest amounts payable by Glencore AG under the Century TRS.

Total Return Swap Confirmation and Century Call Option Confirmation: On the Effective Date, Glencore AG and Givolon entered into an ISDA Master Agreement in the form of the 1992 ISDA Master Agreement (Multi-currency – Cross Border) together with a related Schedule thereto (the “Master Agreement”) and (x) a Total Return Swap Confirmation (the “Total Return Swap Confirmation”) by which Glencore AG received economic exposure to and the right to acquire from Givolon a number of shares of Common Stock equal to the number of Specified Shares (the “Subject Shares”) (the “Century TRS”) and (y) a Century Call Option Confirmation (the “Century Call Option Confirmation”) pursuant to which Glencore AG acquired an American-style call option giving it the right to purchase from Givolon, at any time prior to the expiration thereof, a number of shares of Common Stock equal to the Subject Shares (the “Century Call Option”). Under the terms of the Century TRS and the Century Call Option, the Century TRS is scheduled to expire and settle after expiration of the Century Call Option, so that Glencore AG will acquire the Subject Shares under the Century TRS if Glencore AG does not exercise the Century Call Option. In addition, as described further below, the Century TRS will automatically terminate, with no remaining obligations on the part of either party, upon settlement of the Century Call Option. As a result, under the Century TRS and the Century Call Option, Glencore AG has the right to acquire and Givolon has the obligation to deliver to Glencore AG an aggregate number of shares equal to the Subject Shares.

Total Return Swap Confirmation: The Century TRS is scheduled to settle on December 31, 2022 (the “Settlement Date”). The Century TRS will automatically terminate with no obligations on the part of either party upon settlement of the Century Call Option or if Glencore AG acquires Givolon. Under the Century TRS, (i) with respect to the period of time prior to the settlement of the Century TRS, (A) Glencore AG will be obligated to pay to Givolon certain fees equivalent to an implied interest return for Givolon (which will be finally settled by set-off against the interest payments Givolon owes Glencore AG on the remaining unpaid SPA Purchase Price under the Initial SPA), and (B) Givolon will be obligated to pay to Glencore AG an amount equal to any dividends and other distributions that would have been paid by the Company on the Common Stock referenced by the Century TRS, as well as, in the event of an enforcement on the Specified Shares pledged as collateral to secure the Proposed Financing, any excess sale proceeds not applied to discharge the obligations under the Proposed Financing and paid over to Givolon by the Givolon Lenders; and (ii) at settlement of the Century TRS, Glencore AG and Givolon would enter into an agreement, the terms of which are agreed to under the Framework Agreement, under which (A) Givolon would deliver the Subject Shares to Glencore AG, and (B) Glencore AG would be obligated to pay to Givolon the Century TRS reference price which is equal to the Per Share Price for each Subject Share, which would be finally settled (x) by set-off against any remaining unpaid SPA Purchase Price to be paid by Givolon under the Initial SPA and (y) the remainder in cash.

CUSIP No. 156431 10 8	SCHEDULE 13D	Page 9 of 11

Century Call Option Confirmation: The Century Call Option is scheduled to expire on the same date as the Settlement Date for the Century TRS (the “CCO Expiration Date”). The Century Call Option is exercisable at Glencore AG’s election any time on or prior to its expiration, at an exercise price equal to $2.70462 per share of Common Stock, which would be finally settled by set-off against any remaining unpaid SPA Purchase Price to be paid by Givolon under the Initial SPA. Glencore AG paid Givolon, by set-off against the SPA Purchase Price under the Initial SPA, a premium of $15.32613 per share for the Century Call Option (the aggregate of such amount, the “Century Call Option Premium”).

Voting Authorization Agreement: On the Effective Date, Glencore AG and Givolon entered into a Voting Authorization Agreement (the “Voting Authorization Agreement”) pursuant to which Givolon granted to Glencore AG the sole and exclusive right and power, with power of delegation and substitution, to vote and to direct the voting of the Specified Shares. The Voting Authorization Agreement runs with the Specified Shares and is irrevocable and remains in effect until Glencore’s acquisition of the Subject Shares under the Century TRS or the Century Call Option, or Glencore’s acquisition of Givolon, but is subject to the rights of the lenders in the Proposed Financing following a default.

Givolon SPA: On the Effective Date, Glencore AG and Ryfold entered into a share purchase agreement (the “Givolon SPA”) pursuant to which, on the Effective Date, Glencore AG sold to Ryfold and Ryfold purchased from Glencore AG the Givolon Shares for an aggregate purchase price of $100.

Givolon Call Option: On the Effective Date, Glencore AG and Ryfold entered into a Call Option Agreement (the “Givolon Call Option Agreement”) pursuant to which Glencore AG acquired an American-style call option that gives Glencore AG the right to purchase the Givolon Shares for an aggregate exercise price of $100 (the “Givolon Call Option”). The Givolon Call Option will expire and terminate on the tenth (10th) anniversary of the Effective Date, and is exercisable at Glencore AG’s election any time on or prior to its expiration. Glencore AG paid Ryfold an aggregate premium of $100 for the Givolon Call Option.

The foregoing descriptions of the Framework Agreement, Joinder Agreement, Initial SPA, Master Agreement, Total Return Swap Confirmation, Century Call Option Confirmation, Voting Authorization Agreement, Givolon SPA and Givolon Call Option Agreement do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of such documents and agreements, which are filed herewith as exhibits to this Statement, and are hereby incorporated herein by reference.

Except for terms of the agreements described above in this Item 6, to the best knowledge of the Reporting Persons, there exists no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement, dated September 14, 2017 between Estera Trust (Jersey) Limited in its capacity as trustee for The Ryfold Trust, Estera Trust (Jersey) Limited, Ryfold Limited and Givolon Limited relating to the filing of a joint statement on Schedule 13D.
2.	Framework Agreement, dated September 14, 2017, between Glencore AG and Givolon Limited.
3.	Stock Purchase Agreement, dated September 14, 2017, between Glencore AG and Givolon Limited.
4.	Schedule to the ISDA Master Agreement, dated September 14, 2017, between Glencore AG and Givolon Limited.
5.	Total Return Swap Confirmation, dated September 14, 2017, between Glencore AG and Givolon Limited.
6.	Call Option Confirmation, dated September 14, 2017, between Glencore AG and Givolon Limited.
7.	Voting Authorization Agreement, dated September 14, 2017, between Glencore AG and Givolon Limited.
8.	Joinder Agreement, dated September 14, 2017, between Glencore AG, Givolon Limited and Ryfold Limited.
9.	Share Purchase Agreement, dated September 14, 2017, between Glencore AG and Ryfold Limited.
10.	Call Option Agreement, dated September 14, 2017, between Glencore AG and Ryfold Limited.

CUSIP No. 156431 10 8	SCHEDULE 13D	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2017

ESTERA TRUST (JERSEY) LIMITED in its capacity as trustee of THE RYFOLD TRUST

By:	/s/ Brendan Dowling
Name:	Brendan Dowling
Title:	Director

ESTERA TRUST (JERSEY) LIMITED

By:	/s/ Brendan Dowling
Name:	Brendan Dowling
Title:	Director

RYFOLD LIMITED

By:	/s/ Brendan Dowling
Name:	Brendan Dowling
Title:	Director

GIVOLON LIMITED

By:	/s/ Brendan Dowling
Name:	Brendan Dowling
Title:	Director

CUSIP No. 156431 10 8	SCHEDULE 13D	Page 11 of 11

SCHEDULE 1

Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Estera Trust (Jersey) Limited, Ryfold Limited and Givolon Limited. Each director and executive officer is an employee of Estera Trust (Jersey) Limited. The place of citizenship of each director and executive officer is the United Kingdom except as otherwise indicated below. To the best knowledge of the Reporting Persons, none of the persons listed below beneficially owns any shares of Common Stock.

Directors and Executive Officers of Estera Trust (Jersey) Limited:

Name	Principal Occupation	Business address	Share Ownership
Richard John Stobart Prosser	Director	13-14 Esplanade, St Helier, Jersey JE1 1EE
Farah Ana Ballands	Director	13-14 Esplanade, St Helier, Jersey JE1 1EE
William Patrick Jones	Director	13-14 Esplanade, St Helier, Jersey JE1 1EE
Karen Jane Benest	Director	13-14 Esplanade, St Helier, Jersey JE1 1EE
Wendy Benjamin	Advocate	13-14 Esplanade, St Helier, Jersey JE1 1EE
Naomi Le Boutillier	Lawyer	13-14 Esplanade, St Helier, Jersey JE1 1EE
Fraser Robertson	Advocate	13-14 Esplanade, St Helier, Jersey JE1 1EE
Brendan Dowling (Citizen of Ireland)	Director	13-14 Esplanade, St Helier, Jersey JE1 1EE
Melanie Belle McEnery	Director	13-14 Esplanade, St Helier, Jersey JE1 1EE

Directors and Executive Officers of Ryfold Limited:

Name	Principal Occupation	Business address	Share Ownership
Melanie Belle McEnery	Director	13-14 Esplanade, St Helier, Jersey JE1 1EE
Richard John Stobart Prosser	Director	13-14 Esplanade, St Helier, Jersey JE1 1EE
Brendan Dowling (Citizen of Ireland)	Director	13-14 Esplanade, St Helier, Jersey JE1 1EE
William Patrick Jones	Director	13-14 Esplanade, St Helier, Jersey JE1 1EE
Karen Jane Benest	Director	13-14 Esplanade, St Helier, Jersey JE1 1EE

Directors and Executive Officers of Givolon Limited:

Name	Principal Occupation	Business address	Share Ownership
Melanie Belle McEnery	Director	13-14 Esplanade, St Helier, Jersey JE1 1EE
Richard John Stobart Prosser	Director	13-14 Esplanade, St Helier, Jersey JE1 1EE
Brendan Dowling (Citizen of Ireland)	Director	13-14 Esplanade, St Helier, Jersey JE1 1EE
William Patrick Jones	Director	13-14 Esplanade, St Helier, Jersey JE1 1EE
Karen Jane Benest	Director	13-14 Esplanade, St Helier, Jersey JE1 1EE